UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*


                     Golden Books Family Entertainment, Inc.
                   (formerly Western Publishing Group, Inc.)
          -----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                   959263 10 4
                         ------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (12-91)

                                       13G
----------------------                                         -----------------
CUSIP No.  959263 10 4                                         Page 2 of 5 Pages
----------------------                                         -----------------

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard A. Bernstein
         ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                     (b) [_]


--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

--------------------------------------------------------------------------------
                                    5        SOLE VOTING POWER

                                             0

                              --------------------------------------------------
                                    6        SHARED VOTING POWER
        NUMBER OF
         SHARES                              4,056,771
      BENEFICIALLY
        OWNED BY              --------------------------------------------------
          EACH                      7        SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                              2,401,000
          WITH
                              --------------------------------------------------
                                    8        SHARED DISPOSITIVE POWER

                                             1,655,771

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,056,771

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         15.66%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (12-91)

                                       13G
----------------------                                         -----------------
CUSIP No.  959263 10 4                                         Page 3 of 5 Pages
----------------------                                         -----------------


Item 1(a)      Name of Issuer:

               Golden  Books  Family   Entertainment,   Inc.  (formerly  Western
               Publishing Group, Inc.)

Item 1(b)      Address of Issuer's Principal Executive Offices:

               850 Third Avenue
               New York, New York  10022

Item 2(a)      Name of Person Filing:

               Richard A. Bernstein

Item 2(b)      Address of Principal Business Office or, if none, Residence:

               444 Madison Avenue
               New York, New York 10022

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $.01 per share

Item 2(e)      CUSIP Number:

               959263 10 4

Item 3         This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b)


Item 4(a)      Amount Beneficially Owned

               As of December 31, 1996:  4,056,771

               Includes 400,000 shares of Common Stock owned by a trust for the benefit of Mr. Bernstein dated March 16, 1978 (the "1978 Trust") and 95,771 shares of Common Stock owned by The Richard A. Bernstein Trust of 1986 (the "1986 Trust"). Includes 160,000 shares of Common Stock owned by The Richard A. and Amelia Bernstein Foundation, Inc. (the "Foundation") as to which Mr. Bernstein has shared voting and dispositive power. This amount includes the shares transferred by Mr. Bernstein on December 30, 1996, as described below. Also includes 1,000,000 shares transferred by Mr. Bernstein to the Amelia Bernstein 1996 Trust (the "1996 Trust"), as described below.

               On January 31, 1996, Mr. Bernstein, the 1978 Trust and the 1986 Trust granted irrevocable proxies to Golden Press Holding, L.L.C. ("GPH") with respect to 3,996,771 shares of Common Stock, giving GPH the power to vote such shares, for as long as they are owned by Mr. Bernstein or his affiliates, in such manner as GPH deems proper (subject to certain limitations), for the term of such irrevocable proxies. Mr. Bernstein, the 1978 Trust and the 1986 Trust have retained sole dispositive power with respect to these shares. On May 7,

167932-3

                                       13G
----------------------                                         -----------------
CUSIP No.  959263 10 4                                         Page 4 of 5 Pages
----------------------                                         -----------------


               1996, Mr. Bernstein transferred 1,000,000 shares of Common Stock to the 1996 Trust. On May 7, 1996, the 1996 Trust also granted an irrevocable proxy to GPH. On December 30, 1996, Mr. Bernstein transferred an additional 100,000 shares of Common Stock to the Foundation. Nothing herein shall be construed as an admission by Mr. Bernstein that he is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock owned by the 1996 Trust or the Foundation.

Item 4(b)      Percent of Class:  15.66%

Item 4(c)      Number of share as to which such person has:

               (i)  sole power to vote or to direct the vote: 0
               (ii) shared power to vote or to direct the vote: 4,056,771
               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    2,401,000
               (iv) shared  power to dispose or to direct  the  disposition  of:
                    1,655,771

Item 5         Ownership of Five Percent or Less of a Class:

               Inapplicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

               Inapplicable.

Item 7         Identification   and  Classification  of  the  Subsidiary   Which
               Acquired the Security Being Reported on By the Parent Holding Company.

               Inapplicable.

Item 8         Identification and Classification of Members of the Group:

               Inapplicable.

Item 9         Notice of Dissolution of Group:

               Inapplicable.

Item 10        Certification:

               Inapplicable.

                                       13G
----------------------                                         -----------------
CUSIP No.  959263 10 4                                         Page 4 of 5 Pages
----------------------                                         -----------------


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         February 14, 1997
                                                   -----------------------------
                                                              (Date)


                                                     /s/ Richard A. Bernstein
                                                   -----------------------------
                                                            (Signature)


                                                       Richard A. Bernstein
                                                   -----------------------------
                                                              (Name)